Chelsea Oil and Gas Ltd.

Condensed Consolidated Interim Financial Statements

As at and for the three and nine month periods ended
September 30, 2017 and 2016

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Comprehensive Loss	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	6

Notes to the Condensed Consolidated Interim Financial Statements	7 - 12

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Financial Position (Unaudited)
(US Dollars)

		September 30	December 31
As at	Notes	2017	2016

Current assets
Cash	4	$7,712	$15,341
Accounts receivable		6,185	6,527
Current assets		13,897	21,868

Restricted cash	4	179,285	172,703
Property, plant and equipment	6	702,916	787,278
Exploration and evaluation assets	7	10,127,157	9,551,099
Non-current assets		11,009,358	10,511,080

Assets		$11,023,255	$10,532,948

Liabilities
Current liabilities
Shareholder loans	5	$4,460,850	$4,201,120
Trade and other payables		631,306	675,142
Current liabilities		5,092,156	4,876,262

Decommissioning liabilities	10	405,642	366,517

Shareholders' equity	8
Common stock		14,056,459	14,056,459
Warrants		-	254,938
Contributed surplus		431,690	176,752
Accumulated deficit		(6,485,052)	(6,144,282)
Accumulated other comprehensive loss		(2,477,640)	(3,053,698)
Shareholders' equity		5,525,457	5,290,169

Shareholders' equity and liabilities		$11,023,255	$10,532,948

Going concern	2

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited)
(US Dollars)

		3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Notes	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016

Revenues
Royalty income		$1,162	$3,799	$5,218	$11,567
		1,162	3,799	5,218	11,567
Expenses
General and administrative		8,326	15,722	51,834	56,423
Depletion	6	28,122	28,121	84,362	84,362
Finance expense	9	89,439	86,300	261,899	251,614
Expense reimbursements	11	-	-	(63,526)	-
Foreign exchange (gain) loss		18,784	(8,741)	11,420	10,918
		144,671	121,402	345,989	403,317

Net loss before tax		143,509	117,603	340,771	391,750
Current income tax		-	196	-	597
Net loss		143,509	117,799	340,771	392,347

Foreign currency translation adjustment		(174,064)	12,107	(576,058)	(169,007)
Comprehensive (gain) loss		$(30,555)	$129,906	$(235,287)	$223,340

Net loss per share
(basic and diluted)	8	$0.00	$0.00	$0.00	$0.00

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
(US Dollars)

As at	Notes	Sept 30, 2017	Sept 30, 2016

Share capital
Balance, beginning and end of period	8	$14,056,459	$14,056,459

Warrants
Balance, beginning of period	8	254,938	254,938
Expired during period	8	(254,938)	-
Balance, end of period		-	254,938

Contributed surplus
Balance, beginning of period	8	176,752	176,752
Warrants expired during period	8	254,938	-
Balance, end of period		431,690	176,752

Accumulated other comprehensive loss
Balance, beginning of period		(3,053,698)	(2,918,453)
Foreign currency translation adjustment		576,058	169,007
Balance, end of period		(2,477,640)	(2,749,446)

Accumulated deficit
Balance, beginning of period		(6,144,282)	(5,601,344)
Loss for the period		(340,771)	(392,347)
Balance, end of period		(6,485,053)	(5,993,691)

Total equity		$5,525,457	$5,745,013

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
(US Dollars)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016

Operating activities
Net loss	$(143,509)	$(117,799)	$(340,771)	$(392,347)

Items not affecting cash
Depletion	28,122	28,121	84,362	84,362
Interest on shareholder loans	86,576	79,984	259,730	239,951
Accretion on decommissioning	2,862	1,169	8,587	11,663
Unrealized foreign exchange (gain) loss	18,784	(8,741)	11,420	10,918
Operating cashflow before working capital movements	(7,164)	(17,266)	23,329	(45,453)
Change in non-cash working capital	1,295	737	(24,879)	(41,113)
Total cash provided by (used in) operating activities	(5,869)	(16,529)	(1,550)	(86,566)

Financing activities
Increase (decrease) in restricted cash	(2,381)	(265)	(6,582)	(2,120)
Total cash (used in) provided by financing activities	(2,381)	(265)	(6,582)	(2,120)

Investing activities
Net exploration and evaluation expenditure	-	-	-	(8,459)
Total cash used in investing activities	-	-	-	(8,459)

Increase (decrease) in cash	(8,250)	(16,794)	(8,132)	(97,146)
Foreign exchange gain (loss) on cash denominated in a foreign currency	-	4,386	503	2,422
Cash, beginning of period	15,962	39,304	15,341	121,620
Cash, end of period	$7,712	$26,896	$7,712	$26,896

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada. The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued operations, and exploration and development activities depend on the ability of the Company to obtain financing. For the period ended September 30, 2017, the Company has negative cash flow from operations. It has an accumulated deficit of $6.4 million and a working capital deficit of $5.1 million at September 30, 2017 which includes $4.4 million of shareholder loans that matured in February 2016 and are unpaid and in default. These conditions create a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. During the period, the Company received reimbursements from an arm’s length party (the “Sponsor”) for facilitating funding and restructuring efforts. There is no obligation to repay these reimbursements.

The only other source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The Company is in discussions with the note holder to extend the maturity date of the shareholder loan. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as property, plant and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for property, plant and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the property, plant and equipment and exploration and evaluation interests. The condensed consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these condensed consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the classifications used in the statement of financial position. The appropriateness of the going concern basis is dependent upon the events and circumstances outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

3.	Basis of preparation:

	a)	Statement of compliance:

These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2016. The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 29, 2017.

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

	c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

	d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4.	Cash and restricted cash:

At September 30, 2017 the Company held cash of $7,712 (2016 – $15,341). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At September 30, 2017, the Company held restricted cash of $179,285 (2016 – $172,703). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

5.	Shareholder loans:

	September 30	December 31
	2017	2016
Loans on acquisition of Surat Basin properties	$3,000,000	$3,000,000
Accrued and unpaid interest thereon	1,460,850	1,201,120
	$4,460,850	$4,201,120

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest at 8% per annum. The Company is in discussions with the debtholder to further extend maturity of the debt.

6.	Plant, Property and Equipment:

Cost or deemed cost
Balance at January 1, 2016	$1,203,999
Dispositions	(25,000)
Balance, December 31, 2016 and September 30, 2017	$1,178,999

Accumulated depletion and depreciation
Balance at January 1, 2016	$279,239
Depletion and depreciation expense	112,482
Balance at December 31, 2016	$391,721
Depletion and depreciation expense	84,362
Balance at September 30, 2017	$476,083

Net book value
As at December 31, 2016	787,278
As at September 30, 2017	$702,916

At September 30, 2017, the Company’s plant, property and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

7.	Exploration and evaluation assets:

Balance at January 1, 2016	$9,581,070
Additions	93,383
Foreign exchange translation	(123,354)
Balance at December 31, 2016	$9,551,099
Foreign exchange translation	576,058
Balance at September 30, 2017	$10,127,157

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8.	Share capital:

	a)	Authorized:

Unlimited number of common shares with no par value.

Unlimited number of preferred shares, of which none have been issued.

	b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at December 31, 2016 and 2015 and September 30, 2017	64,056,876	$14,056,459

c)	Stock option plan:

Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At September 30, 2017, no options have been issued under this plan.

d)	Warrants:

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants had an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of the warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. The incremental fair value with respect to extending the warrant term was not significant.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

On January 18, 2017, all warrants expired out of the money and the balance in the warrant account was transferred to contributed surplus.

	Number of
	warrants	Amount
Balance at January 1, 2016 and December 31, 2016	5,000,000	$254,938
Expired during period	(5,000,000)	(254,938)
Balance at September 30, 2017	-	-

	e)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the three and nine month periods ended September 30, 2017 (2016 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

9.	Finance expense:

	Three months	Three months	Nine months	Nine months
	ended Sept 30	ended Sept 30	ended Sept 30	ended Sept 30
	2017	2016	2017	2016
Interest expenses	86,576	79,984	$253,311	$239,951
Accretion on decommissioning liability	2,862	6,316	8,587	11,663
Net finance expense	$89,439	$86,300	$261,899	$251,614

10.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $405,642 as at June 30, 2017 (2016 - $366,518) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2025 and 2030. At September 30, 2017, the liability has been calculated using an inflation rate of 3.0% (2016 – 3.0%) and discounted using a risk-free rate of 3.0% (2016 – 3.0%).

Balance at January 1, 2016	$360,283
Accretion expense	10,545
Foreign exchange translation	(4,310)
Balance at December 31, 2016	$366,518
Accretion expense	8,587
Foreign exchange translation	30,537
Balance at September 30, 2017	$405,642

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2017 and 2016 (Unaudited)
(US Dollars)

11.	Expense reimbursements:

For the nine months ended September 30, 2017, the Company received $63,536 (2016 - $nil) reimbursements from the Sponsor. These reimbursements relate to general and administrative expenses incurred during the period. The Sponsor has agreed to fund the Company’s funding and restructuring efforts. There is no obligation to repay these reimbursements.